EXHIBIT 99.1
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[LOGO - CANADIAN NATURAL]
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                       CANADIAN NATURAL RESOURCES LIMITED
                   ANNOUNCES SMALL SHAREHOLDER SELLING PROGRAM
            CALGARY, ALBERTA - JUNE 16, 2003 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") (TSX & NYSE: CNQ) today announced a small shareholder selling program ("the Program") that enables registered and beneficial shareholders who own in the aggregate 99 or fewer Common Shares ("Shares") of Canadian Natural as of June 13, 2003 (the "Eligible Shareholders"), to sell their Shares without incurring any brokerage commission. The sale of Shares will be executed through the facilities of the Toronto Stock Exchange.

The voluntary Program begins on June 16, 2003 and will expire on September 2, 2003 and is designed to assist Eligible Shareholders in selling their Shares in a convenient and inexpensive manner. The Program allows Eligible Shareholders the opportunity to either sell all, but not less than all, of their Shares. Participating shareholders will not incur any brokerage commissions if they elect to dispose of their Shares. Information about the Program and participation documents will be forwarded to Eligible Shareholders.

Canadian Natural is pleased to make this voluntary Program available to its shareholders. However, Canadian Natural makes no recommendation as to whether or not an Eligible Shareholder should participate in the Program. The decision to participate should be based upon a shareholder's particular financial circumstances. Eligible Shareholders may wish to obtain advice from their broker or financial advisor as to the advisability of participating.

Canadian Natural has retained Georgeson Shareholder Communications Canada, Inc. of Toronto, Ontario to manage the Program and to handle share transactions and payment. Questions regarding the Program should be directed to them at 1-866-869-7468 (English) or 1-866-265-4581 (en francais).

For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

                                                                 ALLAN P. MARKIN
                                                                        Chairman
     TELEPHONE:        (403) 514-7777
     FACSIMILE:        (403) 517-7370                           JOHN G. LANGILLE
     EMAIL:            investor.relations@cnrl.com                     President
     WEBSITE:          www.cnrl.com
                                                                   STEVE W. LAUT
                                                         Chief Operating Officer
     TRADING SYMBOL - CNQ
     Toronto Stock Exchange                                      COREY B. BIEBER
     New York Stock Exchange                                            Director
                                                              Investor Relations



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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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